[redacted]

SEC 06006549 MMISSION

Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -53655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Ronin Capital, L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Kenneth **(312) 244-5253**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Drive, Suite 1400	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 0 2 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2006
WASH., D.C.
203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David J. Kenneth**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Ronin Capital, L.L.C.**, as of **December 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
Ronin Capital, L.L.C.
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Ronin Capital, L.L.C. and Subsidiaries (collectively, the Company) as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ronin Capital, L.L.C. and Subsidiaries as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 20, 2006

Ronin Capital, L.L.C.

Consolidated Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 7,733,799
Securities purchased under agreements to resell	2,572,059,025
Receivables from clearing brokers and clearing organizations	131,905,386
Securities owned, at fair value	3,318,402,348
Derivative financial instruments, at fair value	763,981,843
Memberships in exchanges, at cost (market value $16,395,437)	5,150,592
Furniture, equipment, software, and leasehold improvements (net of accumulated depreciation of $5,144,180)	4,450,172
Other assets	2,261,728
	$ 6,805,944,893

Liabilities and Members' Equity

Securities sold under agreements to repurchase	$ 1,897,529,138
Payables to clearing brokers and clearing organizations	614,076,275
Securities sold, not yet purchased, at fair value	3,202,881,878
Derivative financial instruments, at fair value	885,816,160
Accounts payable and accrued expenses	9,538,482
Loan payable	12,000,000
	6,621,841,933
Commitments, contingencies and guarantees	
Members' equity	184,102,960
	$ 6,805,944,893

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

The consolidated financial statements include the accounts and results of operations of Ronin Capital, L.L.C. (Ronin) (a Delaware limited liability company) and its wholly owned and controlled subsidiaries, RJS Global, L.L.C. (RJS), TPG Global, L.L.C. (TPG), Irish National Investments LTD (INI) and Ronin Trading, JV (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Ronin is a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities, equity securities, government securities, and derivative financial instruments for its own account. Ronin is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Chicago Board Options Exchange, Chicago Board of Trade, Chicago Mercantile Exchange, Chicago Stock Exchange, American Stock Exchange, New York Mercantile Exchange, Eurex, LIFFE and the Fixed Income Clearing Corporation. The Company engages in the buying, selling and dealing in securities backed or guaranteed by the full faith and credit of the United States government.

Both RJS and TPG are Delaware limited liability companies, broker-dealers registered under the Securities Exchange Act of 1934, members of the Chicago Stock Exchange, and are primarily engaged in the trading of fixed income securities. INI, registered in Dublin, Ireland, is primarily engaged in the trading of index futures and options listed on the Korean Futures Exchange. Ronin Trading, JV is a market-maker in equity index options on the American Stock Exchange.

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased: Securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at market value based on quoted market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. The resulting unrealized gains and losses are reflected in principal transactions in the consolidated statement of income. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the consolidated statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Securities purchased under agreements to resell or sold under agreements to repurchase: Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired, plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparties to all resale and repurchase transactions at December 31, 2005, are major financial institutions.

Derivative financial instruments: Derivative financial instruments include options, futures, and options on futures contracts and are recorded at market value. Market values are based on quoted market prices. Futures transactions are recorded in receivable from/payable to clearing brokers in the consolidated statement of financial condition, netted by clearing broker. The remaining derivatives are classified as derivative financial instruments in the consolidated statement of financial condition. Unrealized gains and losses on derivative contracts are reflected in principal transactions in the consolidated statement of operations.

Receivable from and payable to clearing brokers and clearing organizations: Receivables and payables relating to trades pending settlement are netted in receivable from clearing brokers in the consolidated statement of financial condition. The Company may obtain short-term financing from clearing brokers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Furniture, equipment, software, and leasehold improvements: Furniture, equipment, software, and leasehold improvements are recorded at cost. Furniture, equipment, and software are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

Memberships in exchange clearing organizations: Exchange memberships are recorded at cost unless management believes there has been a permanent impairment in the value of a membership.

Interest revenue/expense: The Company recognizes contractual interest on securities owned and securities sold, not yet purchased on an accrual basis. The Company accounts for its secured financing activities on an accrual basis with related interest recorded as interest and dividend income and interest and dividend expense, as applicable.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or contract amounts and are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company.

Cash and cash equivalents: The Company has defined cash and cash equivalents as short-term, highly liquid securities and federal funds sold with original maturities of less than ninety days, that are not used for trading purposes.

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Note 2. Receivables From and Payables To Clearing Brokers and Clearing Organizations

Receivables from and payables to clearing brokers and clearing organizations at December 31, 2005, consist of the following:

	Receivables	Payables
Clearing brokers and clearing organizations	$ 124,524,022	$ 286,717,962
Net payable for unsettled securities transactions	-	322,018,298
Interest and dividends	7,381,364	5,340,015
	$ 131,905,386	$ 614,076,275

Note 3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2005, consisted of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government securities	$ 2,128,610,335	$ 2,470,732,582
Equity securities	1,091,014,321	718,283,086
Convertible securities	98,777,692	13,866,210
	$ 3,318,402,348	$ 3,202,881,878

U.S. government securities owned are pledged to either repurchase counterparties or the clearing brokers on terms which permit those parties to sell or repledge the securities subject to certain limitations.

Note 4. Derivative Financial Instruments, Off-Balance-Sheet Risk and Concentration of Credit Risk

The fair value of derivative financial instruments at December 31, 2005, consisted of the following:

	Assets	Liabilities
Options	$ 416,859,916	$ 463,544,742
Options on futures contracts	347,121,927	422,271,418
	$ 763,981,843	$ 885,816,160

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded options, options on futures, and futures contracts expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the consolidated statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

The Company conducts business with several clearing brokers and organizations for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at both financial institutions located in the United States and in other countries. The Company had cash at December 31, 2005, that exceeded the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 5. Guarantees

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under FIN 45. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

As of December 31, 2005, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities. The fair values of all written option contracts as of December 31, 2005, are included as liabilities in derivative financial instruments on the consolidated statement of financial condition.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 6. Collateral

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2005, the Company obtained approximately $2.5 billion of securities on such terms, all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

Note 7. Loan Payable and Other Debt Agreements

As of December 31, 2005, the loan payable in the amount of $12,000,000 represents an obligation of INI. The outstanding obligation is under a margin financing facility with a clearing broker that matures on March 13, 2006, and bears interest at 5.635 percent.

Note 7. Loan Payable and Other Debt Agreements (continued)

The Company has entered into risk-based margin financing agreements with certain clearing brokers. The primary purpose of these loans is to provide temporary financing. As of December 31, 2005, there were no amounts outstanding under these agreements. These lines of credit are collateralized by all such property held by the clearing brokers. All amounts due are payable on demand or, if no demand has been made, on the expiration date.

Note 8. Liabilities Subordinated to Claims of General Creditors

The Company has entered into a revolving subordinated loan agreement in the amount of $20,000,000, maturing on December 15, 2007, and bearing interest at the prime rate plus 1 percent. No amounts were outstanding at December 31, 2005. The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing, when outstanding, is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 9. Commitments and Contingent Liabilities

The Company leases office space under noncancelable and cancelable lease agreements. The lease agreements expire at various dates through June 2012. At December 31, 2005, minimum annual rental commitments, including escalation costs, under leases which have an initial or remaining term of one year or more, were as follows:

	Amount
2006	$ 1,018,289
2007	807,619
2008	822,441
2009	574,424
2010	214,918
Thereafter	322,377
	$ 3,760,068

The terms of the Company's principal lease requires that the Company deposit a standby letter of credit of $513,267. The Company also has deposited a standby letter of credit of $6,245,000 used in lieu of a margin deposit with an exchange clearing organization. Collateral for the letters of credit include exchange memberships from various exchanges and certain stock in the exchange clearing organization.

In the ordinary course of its business, the Company is party to a number of legal proceedings as plaintiff and defendant. In those matters where the Company is named as a defendant, the Company has strong defenses and intends to vigorously defend itself against the claims asserted. Regardless, the Company believes that the amount for which it may be held liable, if any, will not have a material adverse effect on its financial condition or results of operations.

Note 10. Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software, and leasehold improvements at December 31, 2005, consisted of the following:

	Amount
Computer equipment and software	$ 5,184,711
Furniture and fixtures	928,339
Leasehold improvements	3,481,302
	9,594,352
Less accumulated depreciation	(5,144,180)
	$ 4,450,172

Note 11. Benefit Plan

The Company sponsors a profit sharing and savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the Company.

Note 12. Self-Insurance

The Company has elected to self-insure a portion of its employee health insurance costs for all full-time employees. The Company maintains stop-loss insurance, which generally limits its exposure to the first $30,000 per year of benefits provided to participants with an aggregate stop-loss insurance of approximately $5,000,000 per such participant's lifetime. At December 31, 2005, included in accounts payable and accrued liabilities is $300,000 related to the self-insurance obligation.

Note 13. Members' Equity

Members' equity consists of four classes of members, Class A, AA, B and C. As of December 31, 2005, individual members are represented in classes A, AA and C. There are no active members in class B.

The Class A member has the right and full authority to manage, control, administer and operate the business and affairs of the Company.

The Class C Capital Members include individuals or entities which are traders having trading accounts and the responsibility for the trading in such accounts. Class C Capital Members are entitled to an interest in the profits and losses of the Company, as defined, in an amount and upon the terms and conditions set forth in each Class C Members' agreement. After allocation to the Class C Members, profits and losses are further allocated to the Class A Member.

During the year ended December 31, 2005, the Company created the Class AA member class. Class AA members are entitled to an allocation of Company profits, as defined, on a preferred basis, but in any case after allocation of Company profits to the Class C Members. No Class AA interest shall be allocated Company profits in excess of the Class AA accrued preference, as defined in the operating agreement.

Note 14. Related Party Transactions

CTS Strategic Investments, LLC (CTS) manages certain trading strategies for the Company. CTS is majority-owned by one of the Class A members of the Company.

An affiliate of the Company has an equity investment in Quantitative Analytics, Inc., a financial data provider.

Note 15. Regulatory Requirements

Ronin is a broker-dealer subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act and has elected to compute its net capital requirements under the alternative method, as provided by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. As permitted by Appendix C to SEC Rule 15c3-1, the net capital computation of Ronin includes the equity of its consolidated subsidiaries, which equals $14,282,691. At December 31, 2005, the Company had net capital of $42,709,213, which was $42,459,213 in excess of its required net capital.

The Company's subsidiaries, with the exception of INI, are also subject to capital requirements. At December 31, 2005, RJS had net capital of $1,273,012, which was $1,173,012 in excess of its required net capital. At December 31, 2005, TPG had net capital of $2,146,389, which was $2,046,389 in excess of its required net capital. At December 31, 2005, Ronin Trading, JV had ownership equity of $4,074,530, which was $4,044,530 in excess of its required capital requirements.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

Although Ronin is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

McGladrey & Pullen
Certified Public Accountants

Ronin Capital, L.L.C.

Consolidated Statement of Financial Condition Report
December 31, 2005

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.